Escalon Medical Corp. 435 Devon Park Drive Building 100 Wayne, PA 19087-1698 Tel. 610-688-6830 Fax 610-688-3641
March 17, 2009
Via Edgar
U. S. Securities and Exchange Commission
Division of Corporate Finance
Attention: Brian Cascio, Accounting Branch Chief
100 F Street, N.E., Mail Stop 3030
Washington, DC 20549

Re:	Escalon Medical Corp. (“the Company”) Form 10-Q for the Fiscal Quarter Ended December 31, 2008 Filed February 17, 2008 File Number 0-20127
Dear Mr. Cascio:
     This correspondence is in response to your letter dated March 3, 2009 in regard to the above referenced matter (copy enclosed).
     Set forth below are our responses to the comments in your letter. The numbering of the responses below corresponds to the numbering set forth in the comment letter.
Form 10-Q for the Fiscal Quarter Ended December 31, 2008
Note 7. Biocode Hycel Acquisition, page 12
     We reference the discussion of the Asset Purchase Agreement in the Form 8-K filed January 7, 2009 and that you purchased the assets of the hematology business of Biocode Hycel. In addition, Note 7 on page 12 of your Form 10-Q for the Quarterly period ended December 31, 2008 discloses that you have acquired certain assets of Biocode Hycel for $5.9 million. We also reference your discussion in Note 7 that you accounted for the purchase under SFAS 141. Please tell us whether you are accounting for this transaction as the acquisition of a business or assets. If you are accounting for this transaction as the acquisition of a business in accordance with SFAS 141 tell us how you complied with the requirements of Rules 8-04 and 8-05 of Regulation S-X. Please also provide us your analysis of how you concluded whether this represents the acquisition of a business or assets under EITF 98-3.
     We are accounting for the Biocode Hycel (“BHH”) transaction as a purchase of assets. The decision to treat the transaction as a purchase of assets rather then the purchase of a business was made after evaluating the transferred set of activities and assets in accordance with EITF 98-3. Per EITF 98-3 paragraph 6, “For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing

Brian Cascio — Securities and Exchange Commission
March 17, 2009 Page 2 of 3
out puts to customers.” We note that the purchase price was less then the fair market value of the assets received (negative goodwill). This negotiated bargain purchase price indicates that we were mindful of the possibility that key elements were missing from the transferred set of assets. The details of our evaluation of the transferred set of activities and assets performed in accordance with EITF 98-3 are as follows:
     Per EITF 98-3 “The determination of whether a transferred set of assets and activities is or is not a business is a three-step process. First, one must identify the elements included in the transferred set. Second, one must compare the identified elements in the transferred set to the complete set of elements necessary for the transferred set to conduct normal operations in order to identify any missing elements. Third, if there are missing elements, one must make an assessment as to whether the missing elements cause one to conclude that the transferred set is not a business. That assessment is based on the degree of difficulty or the level of investment (relative to the fair value of the transferred set) necessary to obtain access to or to acquire the missing elements. If the degree of difficulty and level of investment necessary to obtain access to or to acquire the missing elements are not significant, then the missing elements are considered minor and their absence would not cause one to conclude that the transferred set is not a business. The determination of the degree of difficulty or level of investment necessary to obtain access to or to acquire the missing elements requires significant judgment and is dependent on the particular facts and circumstances.”
Step 1	Identifying the elements included in the transferred set:
1.	BH Holdings (“BHH”) was able to negotiate a new lease allowing it to remain in the same building of the Transferor. BHH also received certain depreciable assets and intangible assets related to certain patents and hematology reagent formulations.

2.	BHH was able to retain certain employees of the Transferor. These low level employees were primarily related to manufacturing.
Step II	Identifying the elements not included in the transferred set:
1.	Employees essential to continue to conduct normal operations were not transferred to BHH. Key employees remained with the Transferor to continue to operate the remaining components of their company. These key missing skills include chemists with hematology background, quality control personnel, senior management and administrative personnel.

2.	Access to customers that would buy the outputs of the transferred set is limited. Since we only purchased certain assets of the Transferor both we and the Transferor will attempt to sell our outputs to the same customers. The customers of the Transferor bought both hematology products (now the out put of BHH) and biochemistry products still produced by the Transferor. This is inherently confusing to the customers and will cause significant problems in conducting normal business operations. Some of the issues include payments on purchased receivables being remitted to the Transferor, continued reliance on the Transferor for sales and purchasing processing, and customer relations.

3.	Business processes essential to conducting normal operations were not fully transferred. The manufacturing, accounting and administrative processes of the Transferor commingled all of the various out puts that the transferor produced. Because of this there were no discrete processes

Brian Cascio — Securities and Exchange Commission
March 17, 2009 Page 3 of 3
in place to manage and account for the activities of the transferred set. These accounting and administrative functions need to be implemented from scratch. This process includes the Transferor and BHH working closely to bifurcate the transferred set from the elements retained by the Transferor. Other critical senior management, accounting and administrative functions not included in the transferred set are currently being performed outside of the transferred set by employees of BHH’s parent until these functions can be put in place.
Step III	Assessment of missing elements and conclusion:
We have concluded that the cost, time frame and level of effort required to implement the missing elements taken as a whole are more than minor and therefore constitute the purchase of certain assets and not the purchase of a business. We also took into consideration that the purchase price was less than the fair market value of the assets received (negative goodwill). This negotiated bargain purchase price for the transferred assets is reflective of the absence of key elements.
     Since we determined that the transferred set should be accounted for as a purchase of assets and not as a business Rules 8-04 and 8-05 of Regulation S-X do not apply to this transaction.
     Additionally, in connection with this response to comments of the Staff, the Company acknowledges that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
     We have attempted to address the comments raised in your letter and any concerns that the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at 610-688-6830, ext. 104.
Best regards,
ESCALON MEDICAL CORP

By:	/s/ Robert M. O’Connor.
Robert M. O’Connor.
Chief Financial Officer and Principal Accounting Officer
cc: Rich DePiano, Jr.
Enclosures